DATARAM

PRESS RELEASE

Dataram Contact:                  Investor Contact:
Mark Maddocks,                    Joe Zappulla
Chief Financial Officer           Wall Street Investor Relations Corp.
609-799-0071                      212-714-2445
info@dataram.com                  JZappulla@WallStreetIR.com

           DATARAM REPORTS THIRD QUARTER FINANCIAL RESULTS


              o  Company Reports Net Loss of $793,000
              o  Generates Free Cash Flow of $200,000

PRINCETON, N.J. February 19, 2003 -- Dataram Corporation (NASDAQ: DRAM) today reported its financial results for the third quarter ended January 31, 2003. Revenues for the third quarter were $12.8 million. This compares to revenues of $14.0 million for the previous quarter and $19.6 million for the third quarter of the previous fiscal year. The Company reported a net loss of $793,000 or $0.09 per share for the quarter compared to a net loss of $253,000 or $0.03 per share in the second quarter of the current fiscal year and a net loss of $4.8 million or $0.57 per share in the third quarter of last fiscal year. The prior year's net loss included a one-time charge of $5.3 million or $0.62 per share for intangible asset amortization. Free cash flow for the third quarter amounted to approximately $200,000.

Nine month revenues were $41.0 million compared to $61.4 million for the same period of the prior fiscal year. Nine month selling, general and administrative costs declined $3.4 million or 21 percent from the comparable prior year period, which is in line with the savings projected from the Company's previously announced restructuring efforts. Net loss for the first nine months of the current fiscal year was $2.9 million or $0.34 per share versus a loss of $6.4 million or $0.75 per share for the comparable period of the prior fiscal year, which included the one-time intangible asset amortization charge of $5.3 million.

Robert Tarantino, Dataram's president and CEO, commented, "Third quarter sales in the Pacific Rim and European markets were in line with our expectations. However, sales in the U.S. market were lower than anticipated. We attribute this to lowered levels of corporate spending on IT infrastructure in January as corporate spending authorizations were being deferred. Our efforts at managing costs relative to market demand enabled us to confront these challenges and continue to generate free cash flow."

During the quarter, the Company introduced a number of new memory products to the market, some of which were first to market, including memory for industry leading and new generation servers from Hewlett-Packard, IBM, and Silicon Graphics. Dataram recently received CMTL's Advanced Memory Qualification for the first "cost effective" one-gigabyte monolithic low-profile memory module.

During this fiscal year's third quarter, the Company announced the approval, by its Board of Directors, of a new 500,000 share open market repurchase program. The Company purchased 25,800 shares of its common stock at a total price of approximately $92,000 in the third quarter and will continue to repurchase its shares in the current quarter.

Mark Maddocks, Dataram's CFO, added, "We continue to generate free cash flow and our balance sheet remains strong. In the third quarter, we paid off $500,000 in long term debt while increasing cash and equivalents by $500,000 to $3.1 million and we are presently debt free. We have increased our inventory and accounts receivable turns. With a current ratio of 3.3, we remain highly liquid."

Mr. Tarantino concluded, "We feel very confident in the operational areas we can control or influence. Our ability to remain cash flow positive attests to the success of our efforts to manage our business relative to the economic environment. As external factors play themselves out, we remain positioned to grow our business profitability. Demand for server and workstation memory will increase and we remain confident in our long-term prospects and in our ability to weather the near-term uncertainty in the marketplace."

Dataram will conduct a conference call at 11:00 a.m. (EST) today to present its third quarter financial results and to respond to investor questions. Interested shareholders may participate in the call by dialing 888-633-8343 and providing the following reservation number: 21124373. It is recommended that participants call 10 minutes before the conference call is scheduled to begin. The conference call can also be accessed over the Internet through
Vcall at www.vcall.com.   A replay of the call will be available
approximately one hour after the completion of the conference call through Vcall and for 24 hours by dialing 800-633-8284 or 402-977-9140 and entering the reservation number listed above.

ABOUT DATARAM CORPORATION

Dataram Corporation, celebrating its 36th year in the computer industry, is a leading provider of computer memory. The Company offers a specialized line of gigabyte-class memory for entry- to enterprise-level servers, workstations and notebooks from Compaq, Dell, Fujitsu/Siemens, HP, IBM, Intel, SGI, Sun and Toshiba. Additional information is available on the Internet at www.dataram.com.

The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, which can be reviewed at http://www.sec.gov.

                           Financial Tables Follow





                    DATARAM CORPORATION AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                   (In thousands, except per share amounts)
                                (Unaudited)

                              Three Months Ended         Nine Months Ended
                             1/31/2003   1/31/2002     1/31/2003   1/31/2002

Revenues                     $  12,758   $  19,646     $  41,010   $  61,389
Costs and expenses:
  Cost of sales                  9,286      12,547        29,796      40,224
  Engineering and development      375         438         1,156       1,446
  Selling, general and
    administrative               4,341       5,293        13,148      16,558
  Intangible asset amortization      0       5,263             0       5,856
  Restructuring charges              0           0           740       1,200
                             _________   _________     _________   _________
                                14,002      23,541        44,840      65,284

Loss from operations            (1,244)     (3,895)       (3,830)     (3,895)

Interest expense, net               (2)       (528)          (56)       (825)
                             _________   _________     _________   _________

Loss before income taxes        (1,246)     (4,423)       (3,886)     (4,720)

Income tax provision (benefit)    (453)        360        (1,017)      1,664
                             _________   _________     _________   _________

Net loss                     $    (793)  $  (4,783)    $  (2,869)  $  (6,384)
                             =========   =========     =========   =========

Net loss per share:
   Basic                     $   (0.09)  $   (0.57)    $   (0.34)  $   (0.75)
                             =========   =========     =========   =========
   Diluted                   $   (0.09)  $   (0.57)    $   (0.34)  $   (0.75)
                             =========   =========     =========   =========

Average number of shares outstanding:
  Basic                          8,510       8,454         8,499       8,486
                             =========   =========     =========   =========
  Diluted                        8,510       8,454         8,499       8,486
                             =========   =========     =========   =========





                     DATARAM CORPORATION AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                (in thousands)



                                     (Unaudited)
                                   January 31, 2003            April 30, 2002
                                   ________________            ______________

ASSETS
Current assets:
    Cash and cash equivalents      $          3,097            $        3,656
    Trade receivables, net                    5,892                    12,177
    Inventories                               2,913                     5,435
    Other current assets                      1,861                       532
                                   ________________            ______________
    Total current assets                     13,763                    21,800

Property and equipment, net                   6,842                     9,210

Goodwill                                     11,144                    11,144

Other assets                                    481                       408
                                   ________________            ______________

                                   $         32,230            $       42,562
                                   ================            ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable               $          2,720                     6,600
    Accrued liabilities                       1,398                     1,687
                                   ________________            ______________
    Total current liabilities                 4,118                     8,287

Deferred income taxes                           646                       647
Long-term debt                                    0                     3,800

Stockholders' equity                         27,466                    29,828
                                   ________________            ______________
                                   $         32,230            $       42,562
                                   ================            ==============